January 2, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Antigenics Inc.

Registration Statement on Form S-1, filed on January 2, 2009

Post-Effective Amendment on Form S-1 to the Registration Statement on

Form S-3, filed on January 2, 2009 (File No. 333-149116)

Post-Effective Amendment on Form S-1 to the Registration Statement on

Form S-3, filed on January 2, 2009 (File No. 333-150326)

Ladies and Gentlemen:

On January 2, 2009, Antigenics Inc. (the “Company”) filed (i) a Registration Statement on Form S-1; (ii) a Post-Effective Amendment on Form S-1 to the Registration Statement on Form S-3 (File No. 333-149116) and (iii) a Post-Effective Amendment on Form S-1 to the Registration Statement on Form S-3 (File No. 333-150326) (collectively, the “January 2 Filings”) with the Securities and Exchange Commission (the “Commission”). The following is a brief explanation of the January 2 Filings.

In the third quarter of 2008, the Company failed to file a Form 8-K disclosing the adoption of an amendment to the Company’s by-laws dated September 11, 2008. On November 10, 2008, the Company disclosed the amendment to its by-laws in an amendment to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. Based upon the foregoing and the Commission’s interpretation of Rule 401(b) of the Securities Act of 1933, as amended (the “Securities Act”), the Company will cease to be eligible to register shares of its capital stock on Form S-3 upon the Company filing its Annual Report on Form 10-K for the year ended December 31, 2008. In order to satisfy its contractual obligations with certain holders of the Company’s common stock, par value $0.01 per share, and the Company’s Series B2 Convertible Preferred Stock, par value $0.01 per share, the Company made the January 2

Filings. Pending the Commission’s review of the January 2 Filings, the Company plans to request acceleration of effectiveness of each of the January 2 Filings pursuant to Rule 461 of the Securities Act prior to the Company filing its Annual Report on Form 10-K for the year ended December 31, 2008.

On or before March 16, 2009, the Company plans to file its Annual Report on Form 10-K for the year ended December 31, 2008. Immediately thereafter and assuming that the Commission has granted the Company’s requests for acceleration of effectiveness of the January 2 Filings, the Company plans to file a post-effective amendment to each of the January 2 Filings (collectively, the “March Filings”), with the purpose of the March Filings to incorporate the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 into each of the registration statements. The Company, in light of potential penalties related to the aforementioned contractual obligations, expects to seek Commission accommodation on a request for immediate acceleration of effectiveness of each of the March Filings pursuant to Rule 461 of the Securities Act.

In connection with the January 2 Filings and the March Filings, the Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare any filing effective, it does not foreclose the Commission from taking any action with respect to such filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring any filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing, and (iii) the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (781) 674-4678 with any questions regarding this letter.

Best regards,

/s/ Karen Higgins Valentine

Karen Higgins Valentine

Vice President and General Counsel

Cc:	Garo Armen, Chairman and CEO

Paul Kinsella, Ropes & Gray LLP